

April 14, 2009

Mr. Jonathan H. Chou
Chief Financial Officer
American Dairy, Inc.
Star City International Bldg.,
10 Jiuqianxiao Road, C-16th Floor
Chaoyang District, Beijing, China 100016

> **Re: American Dairy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 26, 2009**
> **File No. 001-32437**

Dear Mr. Chou:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief